March 1, 2016

Asen Parachkevov, Esq.
U.S. Securities and Exchange Commission		via electronic filing
100 F Street, N.E.
Washington, DC 20549

Re:	Vanguard Tax-Managed Funds (the “Trust”)
File No. 33-53683
Post-Effective Amendment Number 57

Dear Mr. Parachkevov,

This letter responds to your comments provided on February 5, 2016, on the above referenced post-effective amendment. The comments apply to Vanguard Developed Markets Index Fund.

Comment 1:	Prospectus – Principal Investment Strategies
Comment:	In this section, there is a discussion of index sampling that includes the key characteristics of the securities used to approximate the Index. Please confirm if this is an exhaustive list of the key characteristics used and, if not, please provide a discussion of all the characteristics used to approximate the Index.

Response:	We confirm that the list is inclusive of all principal investment strategies used to sample the Index and therefore this disclosure is responsive to Item 4(a) of Form N1-A.

Comment 2:	Prospectus – Principal Risks
Comment:	Since the FTSE Developed All Cap ex US Transition Index includes mid- and small-cap stocks, their risks should be disclosed as a principal risk.

Response:	We will add the requested disclosure.

Asen Parachkevov, Esq.
March 1, 2016

Comment 3:	Prospectus – Average Annual Total Returns Table
Comment:	In the next filing, please include the return information for the FTSE Developed All Cap ex US Transition Index. Also, pursuant to Item 4 of Form N-1A, please consider including information about the spliced index in the narrative explanation accompanying the bar chart and table for the fund.

Response:	In the upcoming 485(B) filing that will take place on April 7, 2016, for effectiveness on
April 8, 2016, the Average Annual Total Return Table will include return information for the Transition Index and Spliced Index as of December 31, 2015. Additionally, we will include the description of the spliced index as responsive to Item 4, Instruction 2(b) in the subsequent post-effective amendment.

Comment 4:	Prospectus – More on the Fund
Comment:	The 80% policy states that “the Fund will invest at least 80% of its assets in the stocks that make up its target index.” Please confirm why the 80% policy does not state that the
Fund will invest at least 80% of its assets in the types of stocks suggested by its name.

Response:	We have reviewed our disclosure and determined that we comply with Rule 35d-1 by disclosing a policy of investing at least 80% of an index fund’s assets in the securities that make up its target index. As discussed in the response to comment 5, even though the Fund seeks to employ an index sampling strategy, it still invests in the index constituents.

Comment 5:	Prospectus—More on the Fund
Comment:	In the “Market Exposure” section, it states that “The Fund invests all, substantially all, or a representative sample of its assets in the stocks included in the FTSE Developed All
Cap ex US Transition Index.” Please confirm that this language is consistent with the
Fund’s policy of investing at least 80% of its assets in the stocks that make up its target index.

Response:	We confirm this is consistent with the Fund’s policy and the Market Exposure section is intended to provide a description of how the Fund invests among its index constituents.

Comment 6:	Statement of Additional Information – Description of Compensation
Comment:	In the “Description of Compensation section, please disclose the benchmark that will be used to determine bonus payments.

Response:	We will incorporate this change and update the benchmark to reflect that the Fund is currently tracking the Transition Index.

Asen Parachkevov, Esq.
March 1, 2016

Comment 7: Tandy Requirements

As required by the SEC, each Fund acknowledges that:

  The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
  Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
  The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-8439 with any questions or comments regarding the above response. Thank you.

Sincerely,

Christyn L. Rossman
Associate Counsel
The Vanguard Group, Inc.